CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

February 16, 2006                                                                                                                                                                                                                                    Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

Coral Gold Resources Ltd. (the “Company”) reports that it is continuing to proceed with the private placement announced on December 9, 2005 of up to 1,500,000 common shares at a price of $3.00 per share. The Company has requested an extension which has been approved by the TSX Venture Exchange.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“David Wolfin”
David Wolfin
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.